SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1

                             The Medicines Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58468810
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 8, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58468810                      13G                   Page 2 of 15 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY DEAN WITTER & CO.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             1,682,129
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         1,682,129

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,682,129
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.9%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58468810                      13G                   Page 3 of 15 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE CAPITAL III, INC.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             1,682,129
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         1,682,129

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,682,129
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.9%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58468810                      13G                   Page 4 of 15 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS III, L.L.C.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             1,652,986
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         1,652,986

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,652,986
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.8%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         OO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58468810                      13G                   Page 5 of 15 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS III, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             1,450,293
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         1,450,293

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,450,293
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.2%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58468810                      13G                   Page 6 of 15 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE INVESTORS III, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER               139,245
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER           139,245

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         139,245
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.4%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58468810                      13G                   Page 7 of 15 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR FUND, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER                63,448
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER            63,448

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         63,448
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.2%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

     The Medicines Company

Item 1(b). Address of Issuer's Principal Executive Offices:

     One Cambridge Center, Cambridge, MA 02142

Item 2(a). Name of Person Filing:

     This statement is filed jointly on behalf of the persons identified below (the "Reporting Persons"). In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley Dean Witter & Co. ("MSDW")

     Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.")

     Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.")

     Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.")

     Morgan Stanley Venture Investors III, L.P. ("MSVI III, L.P.")

     The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the "Entrepreneur Fund")

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of MSDW is:

     1585 Broadway
     New York, New York 10036

Item 2(c). Citizenship:

     The citizenship of MSDW, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is Delaware.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $0.001 per share (the "Shares").

Item 2(e). CUSIP Number:

     58468810

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

        (e) [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     This is the Reporting Persons' final amendment to the Schedule 13G and is an exit filing.

     As of December 31, 2001: (i) MSVP III, L.P. owned directly 1,450,293 Shares; (ii) MSVI III, L.P. owned directly 139,245 Shares; (iii) the Entrepreneur Fund owned directly 63,448 Shares; and (iv) MSVC III, Inc. owned directly 29,143 Shares.

     MSVP III, L.L.C. is the general partner of MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund (collectively, the "Funds"), and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the Shares held by the Funds. Therefore, MSVP III, L.L.C. may be deemed to have beneficial ownership of the 1,652,986 Shares held collectively by the Funds.

     MSVC III, Inc. is the institutional managing member of MSVP III, L.L.C., and, as such, shares, together with the remaining managing members, the power to direct the actions of MSVP III, L.L.C. MSDW, as the sole shareholder of MSVC III, Inc., controls the actions of MSVC III, Inc. Therefore, MSVC III, Inc. may be deemed to have beneficial ownership of the 1,652,986 Shares held by the Funds and the 29,143 Shares it owns directly.

     Therefore, MSDW may be deemed to have beneficial ownership of the 1,652,986 shares held collectively by the Funds and the 29,143 Shares owned by MSVC III, Inc.

     MSDW is filing solely in its capacity as a parent company of, and indirect beneficial owner of securities held by, one of its business entities.

     (b)  Percent of class:(1)

     Morgan Stanley Dean Witter & Co.                   4.9% of the Shares

     Morgan Stanley Venture Capital III, Inc.           4.9% of the Shares

     Morgan Stanley Venture Partners III, L.L.C.        4.8% of the Shares

     Morgan Stanley Venture Partners III, L.P.          4.2% of the Shares

     Morgan Stanley Venture Investors III, L.P.         0.4% of the Shares

     The Morgan Stanley Venture Partners                0.2% of the Shares
     Entrepreneur Fund, L.P.

---------
(1) Based on the 34,571,656 Shares reported to be outstanding as of October 31, 2001 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2001.


     (c) Number of shares as to which such person has:

                                                                     (iii)              (iv)
                                   (i)               (ii)        Sole power to    Shared power to
                              Sole power to    Shared power to    dispose or        dispose or
                               vote or to        vote or to      to direct the     to direct the
                             direct the vote   direct the vote   disposition of    disposition of
                             ---------------   ---------------   --------------    --------------
Morgan Stanley Dean               - 0 -           1,682,129           - 0 -           1,682,129
Witter & Co.

Morgan Stanley Venture            - 0 -           1,682,129           - 0 -           1,682,129
Capital III, Inc.

Morgan Stanley Venture            - 0 -           1,652,986           - 0 -           1,652,986
Partners III, L.L.C.

Morgan Stanley Venture            - 0 -           1,450,293           - 0 -           1,450,293
Partners III, L.P.

Morgan Stanley Venture            - 0 -             139,245           - 0 -             139,245
Investors III, L.P.


                                 Page 10 of 15


                                                                     (iii)              (iv)
                                   (i)               (ii)        Sole power to    Shared power to
                              Sole power to    Shared power to    dispose or        dispose or
                               vote or to        vote or to      to direct the     to direct the
                             direct the vote   direct the vote   disposition of    disposition of
                             ---------------   ---------------   --------------    --------------
The Morgan Stanley                - 0 -              63,448           - 0 -              63,448
Venture Partners
Entrepreneur Fund, L.P.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          Date: February 13, 2002

                                          MORGAN STANLEY DEAN WITTER & CO.

                                          By: /s/ Peter Vogelsang
                                             ----------------------------------
                                             Name:  Peter Vogelsang
                                             Title: Authorized Signatory


                                          MORGAN STANLEY VENTURE CAPITAL III,
                                          INC.

                                          By: /s/ Debra Abramovitz
                                             ----------------------------------
                                             Name:  Debra Abramovitz
                                             Title: Vice President and Treasurer


                                          MORGAN STANLEY VENTURE PARTNERS III,
                                          L.L.C.
                                          By: Morgan Stanley Venture Capital
                                              III, Inc., as Institutional
                                              Managing Member

                                          By: /s/ Debra Abramovitz
                                             ----------------------------------
                                             Name:  Debra Abramovitz
                                             Title: Vice President and Treasurer


                                          MORGAN STANLEY VENTURE PARTNERS III,
                                          L.P.
                                          By: Morgan Stanley Venture Partners
                                              III, L.L.C., as General Partner
                                          By: Morgan Stanley Venture Capital
                                              III, Inc., as Institutional
                                              Managing Member of the General
                                              Partner

                                          By: /s/ Debra Abramovitz
                                             ----------------------------------
                                             Name:  Debra Abramovitz
                                             Title: Vice President and Treasurer

                                          MORGAN STANLEY VENTURE INVESTORS III,
                                          L.P.
                                          By: Morgan Stanley Venture Partners
                                              III, L.L.C., as General Partner
                                          By: Morgan Stanley Venture Capital
                                              III, Inc., as Institutional
                                              Managing Member of the General
                                              Partner

                                          By: /s/ Debra Abramovitz
                                             ----------------------------------
                                             Name:  Debra Abramovitz
                                             Title: Vice President and Treasurer


                                          THE MORGAN STANLEY VENTURE PARTNERS
                                          ENTREPRENEUR FUND, L.P.
                                          By: Morgan Stanley Venture Partners
                                              III, L.L.C., as General Partner
                                          By: Morgan Stanley Venture Capital
                                              III, Inc., as Institutional
                                              Managing Member of the General
                                              Partner

                                          By: /s/ Debra Abramovitz
                                             ----------------------------------
                                             Name:  Debra Abramovitz
                                             Title: Vice President and Treasurer

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of The Medicines Company, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 13, 2002.

     This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.


MORGAN STANLEY DEAN WITTER & CO.

By: /s/ Peter Vogelsang
   ---------------------------------------
   Name:  Peter Vogelsang
   Title: Authorized Signatory


MORGAN STANLEY VENTURE CAPITAL III, INC.

By: /s/ Debra Abramovitz
   ---------------------------------------
   Name:  Debra Abramovitz
   Title: Vice President and Treasurer


MORGAN STANLEY VENTURE PARTNERS III, L.L.C.
By:  Morgan Stanley Venture Capital III, Inc.,
     as Institutional Managing Member

By: /s/ Debra Abramovitz
   ---------------------------------------
   Name:  Debra Abramovitz
   Title: Vice President and Treasurer

MORGAN STANLEY VENTURE PARTNERS III, L.P.
By:  Morgan Stanley Venture Partners III, L.L.C.,
     as General Partner
By:  Morgan Stanley Venture Capital III, Inc.,
     as Institutional Managing Member of the General Partner

By: /s/ Debra Abramovitz
   ---------------------------------------
   Name:  Debra Abramovitz
   Title: Vice President and Treasurer

MORGAN STANLEY VENTURE INVESTORS III, L.P.
By:  Morgan Stanley Venture Partners III, L.L.C.,
     as General Partner

By:  Morgan Stanley Venture Capital III, Inc.,
     as Institutional Managing Member of the General Partner

By: /s/ Debra Abramovitz
   ---------------------------------------
   Name:  Debra Abramovitz
   Title: Vice President and Treasurer


THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR FUND, L.P.
By:  Morgan Stanley Venture Partners III, L.L.C.,
     as General Partner
By:  Morgan Stanley Venture Capital III, Inc.,
     as Institutional Managing Member of the General Partner

By: /s/ Debra Abramovitz
   ---------------------------------------
   Name:  Debra Abramovitz
   Title: Vice President and Treasurer